UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)(1)

Hyde Park Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

448638205

(CUSIP Number)

August 20, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448638205

1.	Names of Reporting Persons David M. Knott I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,308,000

	6.	Shared Voting Power 38,900

	7.	Sole Dispositive Power 2,377,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,377,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 15.1%

12.	Type of Reporting Person* IN

CUSIP No. 448638205

1.	Names of Reporting Persons Dorset Management Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 11-2873658

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,308,000

	6.	Shared Voting Power 38,900

	7.	Sole Dispositive Power 2,377,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,377,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 15.1%

12.	Type of Reporting Person* CO

CUSIP No. 448638205

1.	Names of Reporting Persons Knott Partners Offshore Master Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 41-2221142

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 768,500

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 768,500

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person* PN

CUSIP No. 448638205

1.	Names of Reporting Persons Knott Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 820,600

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 820,600

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 820,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
	(a)	Name of Issuer Hyde Park Acquisition Corp.
	(b)	Address of Issuer’s Principal Executive Offices 461 Fifth Avenue 25th Floor New York, NY 10017

Item 2.
	(a)	Name of Person Filing Knott Partners, L.P.
(b)

Address of Principal Business Office or, if none, Residence
For David M. Knott, Dorset Management Corporation, Knott Partners, L.P.

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

For Knott Partners Offshore Master Fund, L.P.

c/o Walkers SPV Limited, Walker House

87 Mary Street, Georgetown, Cayman  KY1-9002

Cayman Islands

	(c)	Citizenship or Place of Organization David M. Knott; Dorset Management Corporation – New York Knott Partners Offshore Master Fund, L.P. – Cayman Islands Knott Partners, L.P. – New Jersey
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (“Common Stock”)
	(e)	CUSIP Number 448638205

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.
	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

David M. Knott; Dorset Management Corporation; Knott Partners Offshore

Master Fund, L.P.; and Knott Partners, L.P.

See Rows 5 through 9 and 11 on  pages 2 through 5.

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of Hyde Park Acquisition Corp. (the “Company”) set forth on Row 9 of the tabular presentation in this Schedule 13G for such Reporting Person, which shares are a constituent part of the Company’s Units (“Units”) of which each Reporting Person may be deemed to hold the number set forth on such respective Row 9.  Each Unit consists of (i) one share of Common Stock and (ii) one Warrant (“Warrant”).  Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00.  Each Warrant will become exercisable on the later of the Company’s completion of a business combination and March 5, 2008, and will expire on March 4, 2011, or earlier upon redemption.  As of the date of this filing, the Company has not announced the completion of a business combination.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Knott Partners Offshore Master Fund, L.P.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 26, 2008
Date
/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

KNOTT PARTNERS OFFSHORE MASTER
FUND, L.P.
KNOTT PARTNERS, L.P.

By: Knott Partners Management, LLC,
as General Partner

By:	/s/ David M. Knott
David M. Knott, as Managing Member